SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 30, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Statement on COVID-19 impact
30 March 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, today announces that the full year financial guidance issued on 20 February 2020, which assumed a normalisation of the COVID-19 outbreak early in the second quarter, is withdrawn due to the rapid expansion of the virus beyond China.

Overall it is too early to determine the consequent impact of the COVID-19 pandemic on our business. In China elective procedures have restarted, but currently remain considerably below pre-outbreak levels. In Europe and the US a range of policy responses are now being implemented, including stopping all but the most urgent surgical procedures. It is difficult to determine how long the situation will last, the speed of normalisation thereafter, and the timing of catch-up of postponed procedures. Given this ongoing uncertainty, we will not update 2020 guidance until the effect of COVID-19 becomes clearer.

First quarter trading results will be reported on 6 May 2020. We expect that underlying revenue growth1 for the first quarter will be around -8% down on the first quarter of last year. We also expect that second quarter revenue and first half trading margin will be substantially down on the prior year.

In February Smith+Nephew initiated actions to realise significant savings from areas such as travel, events, advertising, promotion and consultancy, as well as freezing all but the most crucial new hires and slowing some planned capital expenditure.

Smith+Nephew has a strong balance sheet with access to significant liquidity. As of 31 December 2019, the Group had net debt of $1.6 billion (excluding lease liabilities) compared to committed facilities of $2.9 billion, as well as a further $550 million of Senior Notes which will be drawn down in June 2020.

Roland Diggelmann, Chief Executive Officer of Smith+Nephew, said:

"Our immediate focus is the well-being of employees, and to continue to support patients and medical practitioners. We remain actively engaged in our communities. We are supporting employees with healthcare experience who wish to volunteer to return to front line care and using our R&D and manufacturing expertise to support the fight against COVID-19."

"Looking beyond the immediate future, Smith+Nephew operates in attractive markets with excellent growth fundamentals. We are financially strong with a proven strategy and unique portfolio. Our major manufacturing and distribution facilities are all active and we are ready to meet pent-up demand when the time comes."

This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.

The person responsible for arranging the release of this announcement on behalf of Smith+Nephew is Susan Swabey, Company Secretary.

- ends -

Enquiries

Investors
Andrew Swift                                                         +44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds                                                   +44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal                         +44 (0) 207404 5959
Brunswick

Notes

1.     Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2019 period.
'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below.
The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.
The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,500+ employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 30, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary